Exhibit 99.1

MEDIA CONTACT:	IR CONTACT:	FOR IMMEDIATE RELEASE

Brunswick Group	Kate Robertson	February 21, 2023
Azadeh Varzi / Imran Jina	Direct: +1 (832) 663-4656
venator@brunswickgroup.com
Direct: +44 (0) 2074 045959

Venator Announces Fourth Quarter and Full-Year 2022 Results, Strategic Review Underway Against Challenging Macroeconomic Backdrop

Fourth Quarter 2022 and Other Highlights

•	The macro-economic environment deteriorated sharply in the second half of 2022 leading to significantly lower product demand and higher raw material and energy costs, with TiO2 sales volumes (44)% lower compared to the fourth quarter 2021 and (28)% lower compared to the prior period

•	Net loss attributable to Venator of $(228) million compared to net income of $14 million in the prior year period

•	Adjusted EBITDA of $(57) million compared to $40 million in the prior year period

•	Net cash used in operating activities was $(27) million and free cash flow was $(48) million

•	Diluted loss per share of $(2.11) and adjusted diluted loss per share of $(0.20)

•	Venator has initiated a $50 million cost reduction program

•	Closed a sale-leaseback transaction for Color Pigments manufacturing facility in Los Angeles, California for $51 million on October 7, 2022

•	On November 14, 2022 entered into a definitive agreement to divest the iron oxide business from within the Color Pigments business to Cathay Industries for an enterprise value of $140 million

•	In-depth strategic operational and capital structure review continues, bolstered by the appointment of two new independent directors, Stefan M. Selig and Jame Donath, who bring extensive and highly relevant experience to the Board

Full-Year 2022 Highlights

•	Net loss attributable to Venator of $(188) million compared to $(77) million in the prior year

•	Adjusted EBITDA of $53 million compared to $180 million in the prior year

•	Net cash used in operating activities of $(114) million and free cash flow of $(183) million

•	Diluted loss per share of $(1.74) and adjusted diluted loss per share of $(0.34)

	Three months ended			Twelve months ended
	December 31,		September 30,	December 31,
(In millions, except per share amounts)	2022	2021	2022	2022	2021
Revenues	$366	$535	$506	$2,173	$2,212

Net (loss) income attributable to Venator	$(228)	$14	$(50)	$(188)	$(77)
Adjusted net (loss) (2)	$(22)	$(5)	$(36)	$(37)	$(1)
Adjusted EBITDA(1)	$(57)	$40	$(8)	$53	$180

Diluted (loss) income per share	$(2.11)	$0.13	$(0.46)	$(1.74)	$(0.72)
Adjusted diluted (loss) earnings per share(1). (4)	$(0.20)	$(0.05)	$(0.33)	$(0.34)	$(0.01)

Net cash (used in) provided by operating activities	$(27)	$17	$(74)	$(114)	$19
Free cash flow(3)	$(48)	$(9)	$(90)	$(183)	$(54)

WYNYARD, UK - Venator Materials PLC (“Venator”) (NYSE: VNTR) today reported fourth quarter 2022 results with revenues of $366 million, net loss attributable to Venator of $(228) million, adjusted net loss of $(22) million and adjusted EBITDA of $(57) million.

Simon Turner, President and CEO of Venator, commented:

“The year started well with strong TiO2 demand across all regions which enabled us to increase prices and offset cost inflation. However, the macroeconomic environment deteriorated sharply in the second half of 2022 due to significantly lower product demand and higher raw material and energy costs. This presented a material challenge to our business and put pressure on margins, though our Performance Additives segment has been more resilient.

“We have seen some recovery in TiO2 sales volumes and believe that destocking in Europe has primarily run its course, though underlying demand remains weak. We expect first quarter adjusted EBITDA to be meaningfully lower than the fourth quarter as higher sales volumes are expected to be more than offset by lower selling prices and higher cost of goods sold.

“We are taking steps to manage cash while continuing to improve our overall operations and expect to complete the sale of our iron oxide business to Cathay Industries by the end of the first quarter. Our in-depth strategic review is progressing as we continue to explore additional actions to bolster liquidity and establish a sustainable capital structure. We welcome continued dialogue with our shareholders, debtholders, and all other stakeholders on supporting Venator through this process.”

Segment Analysis for Fourth Quarter 2022 Compared to Fourth Quarter 2021

Titanium Dioxide

The Titanium Dioxide segment generated revenues of $240 million in the three months ended December 31, 2022, a decrease of $166 million, or 41%, compared to the same period in 2021. The decrease was primarily due to a 44% decrease in sales volumes and a 5% unfavorable impact of foreign currency translation as the Euro strengthened against the U.S. Dollar, partially offset by an 8% increase in the average TiO2 selling price. The decrease in sales volumes is due to weak demand across all regions.

Adjusted EBITDA for the Titanium Dioxide segment was a loss of $50 million in the three months ended December 31, 2022, a decrease of $85 million compared to the same period in 2021. The decrease was primarily due to lower sales volumes and an increase in raw material and energy costs.

Performance Additives

The Performance Additives segment generated revenues of $126 million in the three months ended December 31, 2022, a decrease of $3 million, or 2%, compared to the same period in 2021. This decrease was a result of a 22% decrease in sales volumes, a 5% unfavorable impact of foreign currency translation as the Euro strengthened against the U.S. Dollar and a 2% unfavorable impact from mix and other. This was partially offset by a 27% increase in average selling price. The decrease in volume was primarily driven by weak demand across all regions.

Adjusted EBITDA for the Performance Additives segment was $5 million in the three months ended December 31, 2022, a decrease of $14 million compared to the same period in 2021. The decrease in adjusted EBITDA was primarily related to an increase in raw material and energy costs and lower sales volumes.

Corporate and Other

Corporate and Other represents expenses which are not allocated to our segments. Losses from Corporate and Other were $12 million, or $2 million lower for the three months ended December 31, 2022, compared to the same period in 2021 due to lower personnel costs.

Tax Items

We recorded an income tax expense of $(45) million and $(63) million for the three and twelve months ended December 31, 2022, respectively, compared to an income tax benefit of $45 million and $31 million for the three and twelve months ended December 31, 2021, respectively. $(50) million of tax expense was recognized in the fourth quarter of 2022 in connection with recognizing a valuation allowance against certain net deferred tax assets compared with a $47 million of tax benefit recognized in the fourth quarter of 2021 in connection with recognizing certain net deferred tax assets as a result of releasing a tax valuation allowance. Our adjusted effective tax rate was unchanged at 35% for the full year 2022 and full year 2021.

Our income taxes are significantly affected by the mix of income and losses in tax jurisdictions and valuation allowances in certain jurisdictions in which we operate. In 2023, we expect to see an adjusted effective tax rate of approximately 25%. We continue to expect that our adjusted long-term effective tax rate will be approximately 20% to 25%.

Liquidity and Capital Resources

As of December 31, 2022, we had cash and cash equivalents of $114 million and $162 million of availability under our asset based revolving credit facility. As of February 17, 2023, our liquidity has reduced to $134 million consisting of $97 million of cash and cash equivalents and approximately $37 million of available liquidity under our ABL facility as a result of borrowings made during 2023 and discretionary reserves imposed by the lenders. We expect our ability to utilize this liquidity will be limited due to lender reserves and other limitations.

We expect our 2022 financial statements to be issued with explanatory language about our ability to continue as a going concern. As a result, we have classified our debt as current on our audited consolidated balance sheet for the year ended December 31, 2022. As of December 31, 2022, net debt was $933 million compared to $798 million as of December 31, 2021.

On November 14, 2022, we entered into a definitive agreement to divest the iron oxide business from within the Color Pigments business to Cathay Industries for an enterprise value of $140 million. Based on the carve out financial statements dated December 31, 2022 we estimate cash proceeds to be approximately $135 million net of working capital adjustments, taxes, fees and other closing cash adjustments. As a result of this transaction, we estimate that the borrowing base on our ABL will reduce by approximately $55 million resulting in an estimated net liquidity improvement of approximately $80 million.

Capital expenditures totaled $21 million in the fourth quarter of 2022 and $69 million in the full year 2022. We expect capital expenditures in 2023 to total approximately $55 to $60 million, which consists primarily of maintenance capital expenditure and excludes capital expenditures for our iron oxide business.

Strategic Operational and Capital Structure Review

We are undertaking an in-depth strategic review of our business to improve our operations, strengthen our liquidity position, and establish a sustainable capital structure. We have appointed Moelis & Company and Kirkland & Ellis as respective financial and legal advisors, in addition to Alvarez & Marsal as the previously engaged operational advisor, to assist with strategic review and engagement with stakeholders.

We continue to operate our Scarlino TiO2 facility at one third of its 80,000 ton nameplate capacity to reduce the rate at which the remaining gypsum capacity is consumed. At the current operating rate, we will soon have insufficient capacity for the gypsum produced and as a consequence expect to stop production during the second quarter of 2023. If we do not receive approvals for additional gypsum storage capacity by the end of the first quarter of 2023, we may permanently close the site and subsequently incur associated site closure costs.

Following the COVID-19 pandemic and ongoing weak demand in Asia there has been lower demand for our fibers and active materials TiO2 products which are manufactured at our 50,000 ton Duisburg TiO2 facility. This manufacturing site has been significantly impacted by higher inflationary costs resulting in unsustainably low TiO2 contribution margins. We have taken steps to reduce the economic impact on our business by shutting down the site during the fourth quarter of 2022 and first quarter of 2023 and by furloughing most of our employees at the site. We are in the process of restarting production for both TiO2 and functional additives in the first quarter of 2023, however we do not believe it is economically viable to continue TiO2 production longer term. We therefore intend to permanently close TiO2 production at our Duisburg site unless economic conditions meaningfully improve. As a result, we will engage with the relevant works council when required. We intend to transfer the production of certain specialty TiO2 products to other sites with lower manufacturing costs.

Along with our advisors, we have commenced discussions with key stakeholders, as we evaluate all options to establish a sustainable capital structure. We welcome continued dialogue with our shareholders and debtholders on supporting Venator through this process. In the event that the strategic review concludes there is a need for deleveraging and/or equitization of part of Venator’s debt, this will very likely result in material dilution of the existing share capital.

Earnings Conference Call Information

We plan to hold a conference call to discuss our fourth quarter and full-year 2022 results on, Tuesday February 21, 2023, at 08:00 a.m. ET.

Call-in numbers for the conference call:
U.S. participants	1-833-366-1118
International participants	1-412-902-6770
(No passcode required)

You may use the following link to pre-register for the conference call. Callers who pre-register will be given a unique PIN and separate call-in number to gain immediate access to the call and bypass the live operator. To pre-register, please go to:

https://dpregister.com/sreg/10174867/f5994840d5

Webcast Information

The conference call will be available via webcast and can be accessed from the company’s website at venatorcorp.com/investor-relations.

Replay Information

The conference call will be available for replay beginning February 21, 2023 and ending February 28, 2023.

Call-in numbers for the replay:
U.S. participants	1-877-344-7529
International participants	1-412-317-0088
Passcode	1948485

Table 1 — Results of Operations

	Three months ended		Twelve months ended
	December 31,		December 31,
(In millions, except per share amounts)	2022	2021	2022	2021
Revenues	$366	$535	$2,173	$2,212
Cost of goods sold	411	491	2,088	2,020
Operating (income) expenses	(3)	53	92	182
Restructuring, impairment, and plant closing and transition costs	121	8	142	68
Operating loss	(163)	(17)	(149)	(58)
Interest expense, net	(17)	(15)	(61)	(59)
Other income	(1)	2	92	12
Loss before income taxes	(181)	(30)	(118)	(105)
Income tax benefit (expense)	(45)	45	(63)	31
Net income (loss)	(226)	15	(181)	(74)
Net income attributable to noncontrolling interests	(2)	(1)	(7)	(3)
Net income (loss) attributable to Venator	$(228)	$14	$(188)	$(77)

Adjusted EBITDA(1)	$(57)	$40	$53	$180
Adjusted net loss(1)	$(22)	$(5)	$(37)	$(1)

Basic & diluted earnings (loss) per share	$(2.11)	$0.13	$(1.74)	$(0.72)
Adjusted basic & diluted loss per share(1,4)	$(0.20)	$(0.05)	$(0.34)	$(0.01)

Ordinary share information:
Basic shares outstanding	108.0	107.3	107.9	107.2
Diluted shares outstanding	108.0	107.7	107.9	107.2

See end of press release for footnote explanations

Table 2 — Results of Operations by Segment

	Three months ended			Twelve months ended
	December 31,		Better /	December 31,		Better /
(In millions)	2022	2021	(Worse)	2022	2021	(Worse)
Segment Revenues:
Titanium Dioxide	$240	$406	(41)%	$1,597	$1,665	(4)%
Performance Additives	126	129	(2)%	576	547	5%
Total	$366	$535	(32)%	$2,173	$2,212	(2)%

Segment Adjusted EBITDA(1):
Titanium Dioxide	$(50)	$35	(243)%	$43	$165	(74)%
Performance Additives	5	19	(74)%	53	65	(18)%
Corporate and other	(12)	(14)	14%	(43)	(50)	14%
Total	$(57)	$40	(243)%	$53	$180	(71)%

See end of press release for footnote explanations

Table 3 — Factors Impacting Sales Revenue

	Three months ended
	December 31, 2022 vs. 2021
	Average Selling Price(a)
	Local Currency	Exchange Rate	Sales Mix & Other	Sales Volume(b)	Total
Titanium Dioxide	8%	(5)%	—%	(44)%	(41)%
Performance Additives	27%	(5)%	(2)%	(22)%	(2)%
Total Company	12%	(5)%	(1)%	(38)%	(32)%

	Twelve months ended
	December 31, 2022 vs. 2021
	Average Selling Price(a)
	Local Currency	Exchange Rate	Sales Mix & Other	Sales Volume(b)	Divestitures(c)	Total
Titanium Dioxide	22%	(7)%	—%	(19)%	—%	(4)%
Performance Additives	26%	(5)%	(1)%	(13)%	(2)%	5%
Total Company	23%	(6)%	—%	(18)%	(1)%	(2)%

(a)	Excludes revenues from tolling arrangements, by-products and raw materials
(b)	Excludes sales volumes of by-products and raw materials
(c)	Our water treatment business was disposed of in the second quarter of 2021

Table 4 — Reconciliation of U.S. GAAP to Non-GAAP Measures

	EBITDA		Net Income (Loss)		Diluted Earnings (Loss) Per Share
	Three months ended		Three months ended		Three months ended
	December 31,		December 31,		December 31,
(In millions, except per share amounts)	2022	2021	2022	2021	2022	2021
Net income (loss)	$(226)	$15	$(226)	$15	$(2.09)	$0.14
Net income attributable to noncontrolling interests	(2)	(1)	(2)	(1)	(0.02)	(0.01)
Net income (loss) attributable to Venator	(228)	14	(228)	14	(2.11)	0.13
Interest expense, net	17	15
Income tax (benefit) expense	45	(45)
Depreciation and amortization	23	30
Business acquisition and integration credits	1	1	1	1	0.01	0.01
Separation gain	2	3	2	3	0.02	0.03
Loss/(gain) on disposition of businesses/assets	(39)	7	(39)	7	(0.36)	0.07
Certain legal expenses/settlements	2	1	2	1	0.02	0.01
Amortization of pension and postretirement actuarial losses	—	2	—	2	—	0.02
Net plant incident costs	(1)	4	(1)	4	(0.01)	0.04
Restructuring, impairment, plant closing and transition costs	121	8	121	8	1.12	0.07
Income tax adjustments(2)	—	—	120	(45)	1.11	(0.42)
Adjusted(1)	$(57)	$40	$(22)	$(5)	$(0.20)	$(0.05)

Adjusted income tax expense(2)			$(75)	$—
Net income attributable to noncontrolling interests, net of tax			2	1
Adjusted pre-tax loss(1)			$(95)	$(4)
Adjusted effective tax rate			35%	35%

	EBITDA	Net Income (Loss)	Diluted Earnings (Loss) Per Share
	Three months ended	Three months ended	Three months ended
	September 30,	September 30,	September 30,
(In millions, except per share amounts)	2022	2022	2022
Net loss	$(48)	$(48)	$(0.44)
Net income attributable to noncontrolling interests	(2)	(2)	(0.02)
Net loss attributable to Venator	(50)	(50)	(0.46)
Interest expense, net	16
Income tax expense	4
Depreciation and amortization	27
Certain legal expenses/settlements	—	—	—
Amortization of pension and postretirement actuarial losses	1	1	0.01
Net plant incident costs	(11)	(11)	(0.10)
Restructuring, impairment, plant closing and transition costs	5	5	0.05
Income tax adjustments(2)	—	19	0.18
Adjusted(1)	$(8)	$(36)	$(0.33)

Adjusted income tax expense(2)		$(15)
Net income attributable to noncontrolling interests, net of tax		2
Adjusted pre-tax income(1)		$(49)
Adjusted effective tax rate		35%

	EBITDA		Net Income (Loss)		Diluted Earnings (Loss) Per Share
	Twelve months ended		Twelve months ended		Twelve months ended
	December 31,		December 31,		December 31,
(In millions, except per share amounts)	2022	2021	2022	2021	2022	2021
Net loss	$(181)	$(74)	$(181)	$(74)	$(1.68)	$(0.69)
Net income attributable to noncontrolling interests	(7)	(3)	(7)	(3)	(0.06)	(0.03)
Net loss attributable to Venator	(188)	(77)	(188)	(77)	(1.74)	(0.72)
Interest expense, net	61	59
Income tax (benefit) expense	63	(31)
Depreciation and amortization	107	119
Business acquisition and integration expenses	1	1	1	1	0.01	0.01
Separation loss (gain)	2	3	2	3	0.02	0.03
Loss (gain) on disposition of businesses/assets	(40)	9	(40)	9	(0.37)	0.08
Certain legal expenses/settlements	(81)	5	(81)	5	(0.75)	0.05
Amortization of pension and postretirement actuarial losses	2	11	2	11	0.02	0.10
Net plant incident costs	(16)	13	(16)	13	(0.15)	0.12
Restructuring, impairment, plant closing and transition costs	142	68	142	68	1.32	0.63
Income tax adjustments(2)	—	—	141	(34)	1.31	(0.32)
Adjusted(1)	$53	$180	$(37)	$(1)	$(0.34)	$(0.01)

Adjusted income tax benefit (expense)(2)			$(78)	$3
Net income attributable to noncontrolling interests, net of tax			7	3
Adjusted pre-tax income (loss)(1)			$(108)	$5
Adjusted effective tax rate			35%	35%

See end of press release for footnote explanations

Table 5 — Selected Balance Sheet Items

	December 31,	September 30,	December 31,
(In millions)	2022	2022	2021
Cash	$114	$45	$156
Accounts and notes receivable, net	247	340	371
Inventories	499	596	478
Prepaid and other current assets	75	101	84
Assets held for sale	198	—	—
Property, plant and equipment, net	640	693	848
Other assets	296	369	427
Total assets	$2,069	$2,144	$2,364

Accounts payable	$285	$352	$377
Other current liabilities	109	113	131
Liabilities held for sale	94	—	—
Current portion of debt	1,041	24	5
Long-term debt	6	947	949
Non-current payable to affiliates	7	21	21
Other liabilities	217	262	313
Total equity	310	425	568
Total liabilities and equity	$2,069	$2,144	$2,364

Table 6 — Outstanding Debt

	December 31,	September 30,	December 31,
(In millions)	2022	2022	2021
Debt:
Term Loan Facility	$353	$354	$356
Senior Secured Notes	219	219	217
Senior Unsecured Notes	373	373	372
ABL Facility	80	—	—
Other debt	22	25	9
Total debt - excluding affiliates	$1,047	$971	$954
Total cash	114	45	156
Net debt - excluding affiliates (5)	$933	$926	$798

Table 7 — Summarized Statement of Cash Flows

	Three months ended		Twelve months ended
	December 31,		December 31,
(In millions)	2022	2021	2022	2021
Total cash at beginning of period	$45	$161	$156	$220
Net cash (used in) provided by operating activities	(27)	17	(114)	19
Net cash provided by (used in) investing activities	31	(13)	(24)	(60)
Net cash provided by (used in) financing activities	62	(9)	99	(21)
Effect of exchange rate changes on cash	3	—	(3)	(2)
Total cash at end of period	$114	$156	$114	$156

Supplemental cash flow information:
Cash paid for interest	$(7)	$(4)	$(64)	$(62)
Cash paid for income taxes	1	(9)	(4)	(14)
Capital expenditures	(21)	(26)	(69)	(73)
Depreciation and amortization	23	30	107	119
Restructuring	(4)	(4)	(20)	(11)
Net cash flows associated with Pori	2	(2)	(7)	(12)

Changes in primary working capital:
Accounts and notes receivable	80	14	69	(65)
Inventories	26	(68)	(172)	(60)
Accounts payable	(70)	56	(32)	120
Total cash provided by (used in) primary working capital	$36	$2	$(135)	$(5)

	Three months ended		Twelve months ended
	December 31,		December 31,
(In millions)	2022	2021	2022	2021
Free cash flow(3):
Net cash provided by operating activities	$(27)	$17	$(114)	$19
Capital expenditures	(21)	(26)	(69)	(73)
Total free cash flow(3)	$(48)	$(9)	$(183)	$(54)

See end of press release for numbered footnote explanations

Footnotes

(1)	Our management uses adjusted EBITDA to assess financial performance. Adjusted EBITDA is defined as net income/loss before interest income/expense, net, income tax expense/benefit, depreciation and amortization, and net income attributable to noncontrolling interests, as well as eliminating the following adjustments: (a) business acquisition and integration expense/credits; (b) separation gain/expense; (c) loss/gain on disposition of businesses/assets; (d) certain legal expenses/settlements; (e) amortization of pension and postretirement actuarial losses/gains; (f) net plant incident costs/credits; and (g) restructuring, impairment, and plant closing and transition costs/credits. We believe that net income is the performance measure calculated and presented in accordance with U.S. GAAP that is most directly comparable to adjusted EBITDA.

We believe adjusted EBITDA is useful to investors in assessing our ongoing financial performance and provides improved comparability between periods through the exclusion of certain items that management believes are not indicative of our operational profitability and that may obscure underlying business results and trends. However, this measure should not be considered in isolation or viewed as a substitute for net income or other measures of performance determined in accordance with U.S. GAAP. Moreover, adjusted EBITDA as used herein is not necessarily comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation. Our management believes this measure is useful to compare general operating performance from period to period and to make certain related management decisions. Adjusted EBITDA is also used by securities analysts, lenders and others in their evaluation of different companies because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on a company’s capital structure, debt levels and credit ratings. Therefore, the impact of interest expense on earnings can vary significantly among companies. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate. As a result, effective tax rates and tax expense can vary considerably among companies. Finally, companies employ productive assets of different ages and utilize different methods of acquiring and depreciating such assets. This can result in considerable variability in the relative costs of productive assets and the depreciation and amortization expense among companies.

Nevertheless, our management recognizes that there are limitations associated with the use of adjusted EBITDA in the evaluation of us as compared to net income. Our management compensates for the limitations of using adjusted EBITDA by using this measure to supplement U.S. GAAP results to provide a more complete understanding of the factors and trends affecting the business rather than U.S. GAAP results alone.

In addition to the limitations noted above, adjusted EBITDA excludes items that may be recurring in nature and should not be disregarded in the evaluation of performance. However, we believe it is useful to exclude such items to provide a supplemental analysis of current results and trends compared to other periods because certain excluded items can vary significantly depending on specific underlying transactions or events, and the variability of such items may not relate specifically to ongoing operating results or trends and certain excluded items, while potentially recurring in future periods, may not be indicative of future results.

Adjusted net income (loss) attributable to Venator Materials PLC ordinary shareholders is computed by eliminating the after-tax amounts related to the following from net income/loss attributable to Venator Materials PLC ordinary shareholders: (a) business acquisition and integration expenses/adjustments; (b) loss/gain on disposition of businesses/assets; (c) certain legal expenses/settlements; (d) amortization of pension and postretirement actuarial losses/gains; (e) net plant incident costs/credits; and (f) restructuring, impairment, and plant closing and transition costs/credits. Basic adjusted net income per share excludes dilution and is computed by dividing adjusted net income by the weighted average number of shares outstanding during the period. Adjusted diluted net income per share reflects all potential dilutive ordinary shares outstanding during the period increased by the number of additional shares that would have been outstanding as dilutive securities.  Adjusted net income (loss) and adjusted net earnings (loss) per share amounts are presented solely as supplemental information. These measures exclude similar noncash items as Adjusted EBITDA in order to assist our investors in comparing our performance from period to period and as such, bear similar risks as Adjusted EBITDA as documented above. For that reason, adjusted net income and the related per share amounts, should not be considered in isolation and should be considered only to supplement analysis of U.S. GAAP results.

(2)	Income tax expense is adjusted by the amount of additional tax expense or benefit that we would accrue if we used non-GAAP results instead of GAAP results in the calculation of our tax liability, taking into consideration our tax structure. We used a normalized effective tax rate of 35% in 2022, and we estimate an effective tax rate of 25% in 2023, which reflects the weighted average tax rate applicable under the various jurisdictions in which we operate. This non-GAAP tax rate eliminates the effects of non-recurring and period specific items which are often attributable to restructuring and acquisition decisions and can vary in size and frequency. This rate is subject to change over time for various reasons, including changes in the geographic business mix, valuation allowances, and changes in statutory tax rates.

We eliminate the effect of significant changes to income tax valuation allowances from our presentation of adjusted net income to allow investors to better compare our ongoing financial performance from period to period. We do not adjust for insignificant changes in tax valuation allowances because we do not believe it provides more meaningful information than is provided under GAAP. We believe that our revised approach enables a clearer understanding of the long-term impact of our tax structure on post tax earnings.

(3)	Management internally uses a free cash flow measure: (a) to evaluate the Company’s liquidity, (b) to evaluate strategic investments, (c) to evaluate the Company’s ability to incur and service debt. Free cash flow is not a defined term under U.S. GAAP, and it should not be inferred that the entire free cash flow amount is available for discretionary expenditures. Free cash flow is defined as cash flows provided by (used in) operating activities from continuing operations less capital expenditures. The company updated its definition of free cash flow during the third quarter of 2021 to conform to the definition more commonly used by publicly traded companies. Prior to the third quarter of 2021, free cash flow was defined as cash flows provided by (used in) operating activities from continuing operations and used in investing activities. Prior period comparatives within this release have been restated for the updated definition. Free cash flow is typically derived directly from the Company’s consolidated statement of cash flows; however, it may be adjusted for items that affect comparability between periods. Free cash flow is presented as supplemental information.

(4)	The potentially dilutive impact of share-based awards was excluded from the calculation of earnings per share for the twelve months ended December 31, 2022 and December 31, 2021 because there is an anti-dilutive effect as we are in a net loss position.

(5)	"Net debt" is not a defined term under U.S. GAAP. We define net debt as debt (the most comparable GAAP measure, calculated as long-term obligations plus short-term borrowings) minus cash and cash equivalents. Management believes that net debt is an important measure to monitor leverage and evaluate the balance sheet.

About Venator

Venator is a global manufacturer and marketer of chemical products that comprise a broad range of pigments and additives that bring color and vibrancy to buildings, protect and extend product life, and reduce energy consumption. We market our products globally to a diversified group of industrial customers through two segments: Titanium Dioxide, which consists of our TiO2 business, and Performance Additives, which consists of our functional additives, color pigments and timber treatment businesses. Based in Wynyard, U.K., Venator employs approximately 3,400 associates and sells its products in more than 109 countries.

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Cautionary Statement Concerning Forward-Looking Statements

Certain statements contained in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward- looking statements represent Venator’s expectations or beliefs concerning future events, and it is possible that the expected results described in this press release will not be achieved. These forward looking statements are subject to risks, uncertainties and other factors, many of which are outside of Venator’s control, that could cause actual results to differ materially from the results discussed in the forward looking statements, including volatile global economic conditions and a downturn in the worldwide economy due to inflation, geopolitics, changes in raw material and energy prices; interruptions in raw materials and energy supply; economic and other impacts from the military conflict in Ukraine and the economic sanctions imposed due to the conflict; the impacts and duration of the COVID-19 pandemic and the measures put in place by governments in response; our ability to maintain sufficient working capital; our ability to engage with shareholders and debtholders with respect to our capital structure or access capital markets on favorable terms or at all; our ability to explore and execute on strategic alternatives, including by raising additional equity capital or debt, by reducing or delaying our business activities, by initiating reductions in force, by selling assets, by restructuring, refinancing, purchasing, repaying or otherwise retiring our outstanding debt; our ability to remain compliant with all covenants in our debt agreements; the volatility in the price of our ordinary shares, including as a result of us exploring strategic alternatives; the costs associated with site closures, including our Pori facility; the execution of our cost reduction programs and initiatives; our ability to close the divestment of the iron oxide business from within the Color Pigments business; our ability to realize financial and operational benefits from our cost reduction program and operational improvement plans and initiatives; industry production capacity and operating rates; the supply demand balance for our products and that of competing products; pricing pressures; technological developments; legal claims by or against us; changes in government regulations, including increased manufacturing, labeling and waste disposal regulations and the classification of TiO2 as a carcinogen in the EU; management of materials resulting from our manufacturing process, including the ability to develop commercial markets in the regions in which we manufacture and our ability to dispose of these materials if necessary; the impacts of increasing climate change regulations; geopolitical events; cyberattacks; and public health crises.

Any forward-looking statement speaks only as of the date on which it is made, and, except as required by law, Venator does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for Venator to predict all such factors. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in Venator's Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC. The risk factors and other factors noted therein could cause its actual results to differ materially from those contained in any forward-looking statement.